77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Master Tax Exempt Trust held on September 15, 2006, the results were as follows:

PROPOSAL 1.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Against

Abstain

4,455,184,731

169,184,725

134,347,825

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

4,423,274,394  184,429,686

151,013,200